

May 15, 2020

Pierre R. Breber
Vice President and Chief Financial Officer
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, California 94583-2324

Re: Chevron Corporation
    Form 10-K for the Fiscal Year Ended December 31, 2019
    Filed February 21, 2020
    File No. 1-00368

Dear Mr. Breber:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Supplemental Information on Oil and Gas Producing Activities-Unaudited
Table V-Reserve Quantity Information
Proved Undeveloped Reserves, page 97

1. Expand the discussion of the changes in the net quantities of your proved undeveloped reserves to include an appropriate narrative explanation relating to each of the items you identity, e.g. revisions, improved recovery, extensions and discoveries, transfers to proved developed, sales and acquisitions. To the extent that two or more unrelated factors are combined to arrive at the overall change for an item, your disclosure should separately identify and quantify each individual factor that contributed to a material change so that the change in net reserve quantities between periods is fully explained.

    The disclosure of revisions in the previous estimates of your proved undeveloped reserves in particular should identify the individual factors such as the changes caused by commodity prices, well performance, unsuccessful and/or uneconomic proved undeveloped locations or the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to Item 1203(b) of Regulation S-K.

This comment also applies to the narrative explanations provided relating to the changes that occurred in the net quantities of proved crude oil, condensate and synthetic oil; natural gas liquids; and natural gas reserves provided on pages 98 through 102 for each line item shown in the reconciliation, other than production, and for each of the periods presented. Refer to FASB ASC 932-235-50-5.

Proved Reserve Quantities, page 98

2.   The combined change in the net quantities of proved crude oil, condensate and synthetic oil; natural gas liquids; and natural gas reserves attributed to extensions and discoveries appears to be significantly greater than the corresponding change in the net quantities of proved undeveloped reserves for each of the last three fiscal years presented. Expand the discussion of the changes in your total proved reserves attributed to extensions and discoveries to explain the reason(s) for this difference. Refer to FASB ASC 932-235-50-5.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding the engineering comments. Please contact Brad Skinner, Office Chief, at (202) 551-3489 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation